DAN MAYZUM, RA MAHP

11 Matthews Court
Cincinnati, OH 45246
C (513) 615-0699

Education

Savannah College of Art and Design (SCAD)
Master of Arts in Historic Preservation
Academic Honors: Scholarship

The Ohio State University
Bachelors of Science in Architecture

Professional Experience

Historic Preservation Architect, Principal   **January 2016 – Present**
Architecture Renewal, 11 Matthews Ct., Cincinnati, OH
Historic preservation architecture and redevelopment firm

- Actively leading entire process of redeveloping 17,000 square feet three-story historic 1911 Carnegie Library in Middletown, OH into a mixed-use development project: restaurant, brewery, and cooperative work space
- Created design concepts for adaptive reuse for 120,000 square feet historic building in Cermak District, Chicago
- Proposed $9MM historic preservation and redevelopment plan of 10,000 square feet deteriorating historic 1907 Jerome Hotel, Jerome, Arizona
- Evaluated community's needs, created drawings and wrote a business plan for $2MM historic preservation and redevelopment of 10,000 square feet four-story historic 1910 Durner Building and utilized federal and state historic tax credits
- Envisioned and created 3D model of seven-story contemporary apartment and retail building, Chicago
- Incorporated Ohio's State Historic Preservation Office architectural design requirements for client's three buildings (100 E. Clifton) in Over-the-Rhine, which received $457,000 in Ohio state tax credits
- Assess community and project programmatic needs through interviews and feasibility studies
- Initiate interactive charrettes with clients to understand their ideas and translate them to the project's vision
- Generate Pro Formas based on overall project and individual building needs and program functionality
- Coordinate viability of projects directly with local municipalities, businesses and community groups
- Write proposals for a variety of residential to $9MM commercial projects
- Recruit potential investors from local businesses, residents and angel funding groups

Director of Architecture and Planning for Sunglass Hut   **October 2013 – Jan 2016**
Luxottica, Inc., 4000 Luxottica Place, Mason, OH
Commercial retailer of fashion sunglasses and prescription glasses: Sunglass Hut, LensCrafters, Pearl Vision, Apex

- Managed over +350 new, remodel and relocation Sunglass Hut stores with a $20M budget in 2015
- Provided designs recommendations for high profile urban and standard store locations; LA, Union Square, SOHO
- Lead and mentored a team of up to nine team members and a permit project coordinator
- Collaborated with managers in legal, real estate, Sunglass Hut brand, Apex brand analytics, strategic development, procurement, tactical implementation and construction, and outside consultants
- Orchestrated multiple weekly inter department meetings on project, staffing and construction schedules, budgets, permits and millwork production with internal team and outside architectural and engineering consultants

December 5, 2019

Project Architect   **September 2011 – July 2013**
Millennium Architects & Designers, LLC., 1263 Main Street. #122, Green Bay, WI (*relocated for wife's job*)
Architecture and interior design firm

- Shepherded the historic renovation, Federal and state tax credits, mechanical updating and ADA accessibility upgrading and additional for $2M, 30,000 square feet three-story historic Platten Place building at 241 N Broadway, Green Bay, WI
- Partnered with developer to survey, translate into CAD drawings and create renovation concept plans to maintain character while transforming the interior into apartments and condominiums for historic downtown YMCA – Greater Green Bay at 235 N Jefferson St., Green Bay, WI
- Translated client's (Brooks Brothers) design standards to comply with municipality's strict zoning design requirements and challenging site conditions
- Presented and received unanimous approval for my Brooks Brothers storefront design options from Skokie IL Design Review Board

Project Manager, Designer   **January 2011 – July 2011**
Casler Design Group, 10805 Indeco Dr., Blue Ash, OH (*relocated for wife's job*)
Architecture and interior designer firm

- Designed and detailed construction documents for corporate health care clients' office layouts
- Surveyed and coordinated disciplines for church auxiliary space expansion and renovation

Project Manager   **August 2010 – January 2011**
Muller Architects, LLC, 2400 Gilbert Ave., Cincinnati, OH (*company downsized to owner only*)
Architecture, historic preservation and urban design firm

- Implemented my construction documents for restoration and renovation of the historic Foutty Building at 225 Main St, Rising Sun, IN into successful completion of the town's only Pharmacy
- Worked with Rising Sun city government for bidding, awarding contracts and to distribute $50,000 in regional funds toward the cost of the interior renovation of the Foutty Building

Principal   **June 2010**
Architecture Renewal, 11 Matthews Ct., Cincinnati, OH
Historic preservation architecture and redevelopment firm

- Developed building assessment for 1856's Eckstein School redevelopment into a reception hall, brewery and restaurant as well as wrote a business plan for the project

Architectural Project Designer   **January 2009 – July 2010**
CDS Associates Inc., 11120 Kenwood Rd., Cincinnati, OH (*last out in third downsize*)
Engineering, architects and planners

- Created the design concepts for the 133,000 square feet $25M 2011 Sharonville Convention Center expansion and renovation and lead city council through weekly progress meetings and worked through multiple budgeting exercises and design review committee meetings
- Honored historic building elements from 1920's neighborhoods by weaving them into my designs as features for public park picnic and restroom structures for three Ft. Thomas, KY city parks
- Supervised team members with the transformation of my park structure designs from concept, into 3-D SketchUp modeling, through construction documents and finally into built structures
- Laid out, planned and presented to Amberley's city council, my urban revitalization and site planning exercise for a mixed-use redevelop of their former Crest Hills County Club and 18-hole golf course, which closed in 2003

Project Manager   **June 2007 – December 2008**
PDT Design, 300 W 4th St., Cincinnati, OH   *(downsized before architectural firm was purchased)*
Architecture and interior design firm
- Translated client's design standards and requirements with city's zoning design requirements while maintaining building's detailing and constructability
- Provided architectural detailing and installation feedback as it related to moisture protection for outdoor terraces of new multi-story condominium project built in existing 1930's neighborhood
- Completed Dayton's +400 acre Austin Landing along 75N site planning exercise with mixed-use office and retail park program for Miller-Valentine Group

Architectural Contractor   **August 2006 – June 2007**
Architects Plus, 10816 Millington Ct., Cincinnati, OH   *(temporary project)*
Architecture and interior design firm
- Reviewed and coordinated drawings for new 15,000 square feet non-standard contemporary office building to be within compliance with local zoning regulations and design criteria
- Planned and detailed over 150 Sunglass Hut retail spaces to fit within existing Macy's department stores

Project Manager   **June 2006 – August 2006**
REZTARK Design Studio, 308 E 8th St. #400, Cincinnati, OH   *(downsized entire staff to owner only)*
Architectural design firm
- Generated master planning feasibility, programming, parking and circulation studies for 500-acre site

Project Manager   **July 2005 – May 2006**
Dimensions Design-Build, 2252 Suffolk St., Cincinnati, OH   *(business closed)*
Design-build architecture and construction company
- Detailed the construction documents for changing Newark, Ohio's building use from three-story corner commercial building into recording studio first floor, offices on second floor and apartments on third floor
- Headed up the complete restoration, redevelopment and construction administration of Newark, Ohio building
- Updated construction documents to incorporate conversion of large single family home into three separate condominiums in historic Mt. Adams neighborhood, Cincinnati, OH

Senior Project Manager, Retail Centers & Hospitality   **January1999 – July 2005**
Project Manager, Department Stores
FRCH Design Worldwide, 311 Elm St. #600, Cincinnati, OH
Architecture and interior design firm
- Lead a team of seven designers and architects through the design and construction documents for large-scale two-story 180,000 square feet new build Macy's department store at Polaris Fashion Place, Columbus, OH
- Managed a team of six designers and architects through the concept design and design development detailing of new 10-story 468,876 square feet new build Daegu Station department store in South Korea

Job Captain, **Project Designer, International and Domestic**   **June1993 – December 1998**
The GAP, Inc., 2 Folsom St., San Francisco, CA
Fashion clothing retailer: GAP, GAPKids, BabyGAP, Banana Republic, Old Navy
- Completed architectural documents for the construction and then selected as project lead for extensive interior structural and cosmetic renovation of reducing existing four-story conversion to three-story by increasing ceiling heights in Old Navy clothing store flagship location in historic 4th and Market Building
- Generated retail prototype store design concepts across several brands
- Blended historic facades into design standards of the interior storefront and the sales floor of the numerous European GAP and GAPKids street store locations

- Customized GAP store design and merchandising requirements with circulation and egress paths for mass transit requirements for Fukuoka, Mitsukoshi, Japan

Skills and Expertise

- Licensed architected
- Masters in Historic Preservation
- Leadership
- Building and Zoning codes
- Public speaking and client management
- Project programming and planning
- Problem solving
- Writing performance reviews
- ADA and accessibility
- Architectural designer and visionary
- Writing proposals, contracts and RFI's
- Freehand sketching and illustrating
- Marketing
- Mentoring

Awards

- Green Bay - Mayor's LEADERSHIP Award 2014 – Platten Place for Residential Urban Renewal Award
- VM+SD First Place –New Full-Line Department Store 2004 – LOTTE DAEGU STATION

Organizations

- Active Commission Member on Glendale Planning Historic Preservation Commission (GPHPC)
- Active Matthews Court Architectural Review Board – President
- Active Member of National Trust for Historic Preservation
- Habitat for Humanity – Lead Site Coordinator
- Participated in Portfolio Reviews for students of University of Cincinnati College of Design, Architecture, Art and Planning (DAAP)

References

- Scott Martin, Coldwell Banker, Business – 513.490.2712
- Dan Barton, Historic Tax Credit Consultant – Brainwave, Business – 937.781.9750
- Anne Marie Hagerty, Banker, Client, Business – 513.497.2876
- Rebecca Hofmann, Interior Designer, Business and Personal – 513.646.9562
- Dave Lyons, CPA, Business – 513.708.4181
- Will Greiner, Exec Director Sharonville Convention Center, Business and Personal – 513.608.3005
- Jeremy Stump, Sales, Client, Business and Personal – 513.403.9303
- Rich Thompson, Realtor, Personal – 513.947.8799
- Chris Bremer, Architect, Business and Personal – 513.515.0144
- Terrance McNamera, Esq, Personal – 937.970.0739

December 5, 2019